Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

April 29, 2010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H (File No. 811-05721)
CIK No. 0000847552
American Legacy III C Share (File No. 333-35784)
SEC Accession No. 0000726865-10-000034
Request for Withdrawal of Post-Effective Amendment No. 31 Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln National Variable Annuity Account H (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on February 4, 2010 (the “Amendment).

The Amendment has not yet become effective, but was to become effective on April 30, 2010. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

A new amendment under Rule 485(a) will be filed as soon as a separate amendment under Rule 485(b) becomes effective.

If you have any questions regarding this matter, please contact the undersigned at (603) 229-6140.

Sincerely,

Ronald R. Bessette
Senior Counsel